UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 03, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 April 2016
Exhibit No. 2	Publication of Final Terms dated 07 April 2016
Exhibit No. 3	Director/PDMR Shareholding dated 07 April 2016
Exhibit No. 4	Director/PDMR Shareholding dated 13 April 2016
Exhibit No. 5	Publication of Final Terms dated 22 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, |ach of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 03, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 03, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1
1 April 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2016, Barclays PLC's issued share capital consists of 16,883,720,892 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,883,720,892) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of JPY 20,000,000,000 1.35 per cent. Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4964U_-2016-4-7.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015, as supplemented by the prospectus supplements dated 30 October 2015 and 4 March 2016, each relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

7 April 2016

Barclays PLC
(the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility

The Company announces that following the payment of a final dividend for the year ending 31 December 2015, the following Persons Discharging Managerial Responsibilities ("PDMRs") received ordinary shares with a nominal value of 25p each ("Shares") or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of Shares received	Share price	Balance of Shares
Diane de Saint Victor	06.04.2016	05.04.2016	56	£1.6334	30,289
PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of Shares*
Frits van Paasschen	06.04.2016	05.04.2016	14	$9.4529	23,681

*This total shareholding includes holdings in Shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

The places of trading were the London Stock Exchange and the New York Stock Exchange.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 4

13 April 2016

Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility

The Company announces that on 11 April 2016 it was notified of the following reinvestments in ordinary shares in the Company with a nominal value of 25 pence each ("Shares") on behalf of Persons Discharging Managerial Responsibility ("PDMRs"):

1.     The reinvestment of the final dividend for the year ended 31 December 2015 by Barclays Global Nominee Limited, an independent nominee, the transaction having taken place on 7 April 2016 ("Reinvestment 1"); and

2.     The reinvestment of the final dividend for the year ended 31 December 2015 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 7 April 2016 ( "Reinvestment 2").

The Company further announces that on 12 April 2016 it was notified of the reinvestment of the final dividend for the year ended 31 December 2015 by the trustee of the Barclays Group Global Sharepurchase Plan on behalf of PDMRs, the transaction having taken place on 11 April 2016 ("Reinvestment 3").

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

PDMR	Market Price	Number of Shares received	Balance of Shares held by Director
Tushar Morzaria Reinvestment 1	£1.5003	13,533	1,285,893
Michael Harte Reinvestment 1	£1.5003	1
Robert Hoyt Reinvestment 1	£1.5003	9,299
Tristram Roberts Reinvestment 1	£1.5003	7
Michael Roemer Reinvestment 1	£1.5003	7
Amer Sajed Reinvestment 1 Reinvestment 2 Reinvestment 31	£1.5003 £1.4928 £1.5462	1,525 11 128
Ashok Vaswani Reinvestment 1 Reinvestment 2	£1.5003 £1.4928	3,774 131

1 The Shares reinvested on behalf of Amer Sajed were reinvested as American Depositary Shares ("ADS"). Each ADS represents four Shares. The ADSs were purchased at a price of US$8.8043.

The place of trading of the Shares was the London Stock Exchange. The place of trading of the ADSs was the New York Stock Exchange.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4R.

-ENDS-

For further information please contact:

Investor Relations                                                Media Relations

Kathryn McLeland                                               Will Bowen

+44 (0)207 116 4943                                               +44 (0)203 134 7744

Exhibit No. 5

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of AUD 70,000,000 6.10 per cent. Notes due 2031 (to be consolidated and form a single series with the AUD 60,000,000 6.10 per cent. Notes due 2031 issued on 24 March 2016) under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Final Terms in relation to Barclays PLC's issue of USD 190,000,000 5.00 per cent. Notes due 2036 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Final Terms in relation to Barclays PLC's issue of EUR 15,000,000 1.67 per cent. Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full documents, please paste the following relevant URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0823W_-2016-4-22.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0823W_1-2016-4-22.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0823W_2-2016-4-22.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015, as supplemented by the prospectus supplements dated 30 October 2015 and 4 March 2016, each relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.